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                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

Between December 31, 2006 and June 30, 2007 the percentage of shares of the Ironwood Isabelle Small Company Stock Fund owned by Charles Schwab Company decreased from 28.85% to 24.08% due to Schwab's sale of fund shares.